Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

The following is a transcript of a Chubb Employee Town Meeting webcast featuring Evan Greenberg (Chairman and Chief Executive Officer of ACE Limited), which took place on July 20, 2015, and a replay of that meeting was made available for Chubb employees on July 21, 2015.

Chubb Employee Town Meeting Transcript – July 20, 2015

MARK GREENBERG: Good morning, North America and Latin America. Good evening, Europe. Good night to our colleagues in Singapore who are tuning in. It’s 11 p.m. there. Thank you very much for joining our global town meeting and webcast. I’m not the Greenberg you came to hear. And by the way, we are not related. We met for the first time an hour ago. Before we begin, I have been asked by our general counsel to remind everyone that during this town hall meeting, we will make forward-looking statements, and that all forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements. Please refer to the cautionary statement regarding forward-looking statements and the description of where to find additional information and disclosures regarding participants and solicitations that are included in the joint press release issued by Chubb and ACE on July 1, 2015 and in the other materials Chubb has filed with the Securities and Exchange Commission relating to the transaction with ACE. Now, it’s my pleasure to introduce our Chairman, President, and CEO, John Finnegan.

JOHN FINNEGAN: Thank you for joining us today. It was just over six weeks ago that Evan Greenberg, Chairman and CEO of ACE, initially contacted us regarding his interest in Chubb. While we were flattered, we certainly were not thinking about selling the company, so Evan faced an extremely high hurdle in terms of convincing us that there was any point in further discussions about a Chubb/ACE affiliation. But convincing he was. The ACE proposal included a substantial premium to our shareholders in a transaction that has a strong business and strategic logic. It would also keep the Chubb name and envisioned significant growth opportunities. In our discussions, it also became clear that Chubb and ACE strengths in many areas complement each other, providing opportunities to grow in ways that would not be available to either as stand-alone companies.

We undertook extensive negotiations, which led to a deal that provided a premium to Chubb shareholders of 30%, and the strategic benefit of a financially stronger, more global combined company with a wider range of product offerings and greater resources to invest in the business. The Chubb board evaluated the potential transaction thoroughly with the assistance of outside financial and legal advisors and concluded that the proposed acquisition was in the best long-term interest of Chubb shareholders and its constituencies. We are now in the process of working to complete the transaction by the first quarter of 2016. For this purpose, integration committees with top executive representatives from both companies have been formed to determine the best organizational structures and employee talent for the new organization, and we jump-started this process last week with an intensive three-day offsite session.

When we complete the integration, I think we will have the makings of a great enterprise. However, we recognize that a transaction of this type creates a substantial amount of employee concern, so we have tried to communicate to you on the rationale for the transaction and respond to frequently asked questions. In this vein, we thought it would be timely to have Evan come out and address you today on his vision for the new Chubb. Evan has been in our industry for 40 years, including 25 years at AIG, where he served as President and Chief Operating Officer. He joined ACE in 2001 as Vice Chairman, became President and Chief Executive Officer in 2004, and was elected Chairman of the Board of Directors in 2007. I’ll now turn the mike over to Evan.

EVAN GREENBERG: I want to tell you; I have given speeches in a lot of venues in a lot of parts of the world. This is like giving a speech in the Roman Colosseum. I hope there’s no lions, and I hope, as they did in ancient Rome, you don’t choose to throw anything at me. I’ll be polite. I know you are. Anyway, look, the purpose of my coming out here right now and as soon as I could is to be able to, number one, introduce myself, introduce my company, begin a conversation with all of you, give you a better sense directly from me of the vision for this combined company, answer some of your questions that I know are on all of your minds, and I understand and I acknowledge it; I say what I think. I acknowledge it right up front. It’s an awkward moment. It’s an awkward moment for people. It’s an unsettled moment.

Moments like this create tremendous uncertainty. They make people uneasy, and the one promise I can give you is to the extent I am in control of it, we will make decisions rapidly and that we’ll communicate and provide answers and clarity as we know it and as we’re allowed to provide it. That I promise you, and by the way, as you can imagine, just like all of you are standing here or listening on the phones, I’ve done this with my ACE colleagues. They all have the same questions, the same concerns, the same feelings. Guess what? Whether you’re Chubb or you’re ACE, you’re a human being and you’re all similar that way.

The opportunity in front of us is simply historic. There is no other way to say it. It is game changing for our industry. We’re talking about taking two of the great companies, the great underwriting companies, and by the way, there is no greater accolade that anyone will ever get from me about a company than to say it’s a great underwriting company. Every organization has to have – I don’t care what industry you’re in – you have to have a purpose for why you exist. You have to have an identity. You – we are in the market economy. You have to make yourself relevant every single day, and therefore, you serve society, and what are we? Well, at the very beginning, both companies are great underwriting companies. We have tremendous balance, and I’ve been speaking to that and I’m going to speak more to it, in terms of complementary strengths, and that ought to be energizing. That ought to be soothing to everybody. We’re complementary in terms of lines of business. Where one is very strong, the other one may or may not be present and vice versa. Customer focused: Just look at North America where ACE is more focused on large account and upper middle market and, yes, high net worth, whereas Chubb is more of a middle-market company.

Distribution presence, we’re very complementary in terms of distribution presence and knowledge and strength in that area. And geographic reach: The geographic reach of the combined organization is simply stunning. Balance sheet strength, both companies have managed their balance sheets in a very conservative way, and both are AA rated, and you’re in the risk business. You’re in financial services. You have two assets. You have people and you have your balance sheet. That’s it. And we’re complementary in risk appetite. Complementary, so you know the way I define it, doesn’t mean we overlap and do the same things. Complementary means where one is strong, the other one is stronger. Where one is not present, the other one is present. That’s what creates this enormous balance and this enormous opportunity. We each add, in so many dimensions, what the other doesn’t have or, as I said, where both do it, one does it better.

Our cultures are complementary, and I’m going to speak about this. I see many similarities and I also see differences that will benefit each one. A number of our senior leaders, as John said, got together for two days of planning and discovery last week. On one hand, it’s the kickoff, the whole process of integration and creating a common vision. On the other hand, it’s like a high school mixer. Everyone gets together. One stands in one corner and one stands in the other corner. It always starts that way. The difference between the high school mixer though is we could hand out alcohol, and so within a reasonable period of time, everybody came out of their own corner. What you got, and to me it was extremely energizing to see, I came and did just the introduction and then did what I knew I had to do, leave. And I left for two days and came back. The energy in the room, the excitement in the room, the optimism, the forward looking was palpable to me. They all got a deeper taste of the vision and what’s possible, and again, the energy, the excitement, the good will and natural respect was there. I don’t overstate it. People are still strangers, but it’s a beginning.

I have known your company for a long, long time. I’m getting old. I’ve admired and competed and respected this venerable company from a distance for many, many years. I assure you I and my colleagues intend to preserve and build upon and covet those parts of your culture and your business that make Chubb what it is, the essence of the company. We’re pretty thoughtful people. We understand how to imagine that. Chubb is a proud, distinct, understated culture. It is an underwriting company, technical, professional, professional excellence. In underwriting, claims, actuarial training, sales and distribution management, deep customer domain knowledge, a service culture, treat employees and customers and distribution partners well. You have a well-earned reputation for that. This company I know is a meritocracy and is committed to diversity, diversity of all kinds, but at the end of the day, in any business, the diversity that’s most important is diversity of thought and diversity of experience. The culture from what I can tell is deliberate and buttoned up in how you go about what you do, and again, understated, quietly proud. I admire those traits.

ACE, first and foremost, we are builders. Twelve years ago, my company was number 23 in the multi-line global P&C ranks. Today, we’re ranked number 7 in the world. Two-thirds of our growth has come organically. Only one-third is through acquisition, and we made about 15 acquisitions over the last 12 years. Half of our business is outside the United States. We’re deep in the markets around the world, of Asia and Latin America and Europe. You take places like Malaysia. We’re not there with one or two offices. We have 25 offices around the country.

We’re the only foreign company that has 15 offices around a place like Thailand. You take somewhere like Brazil; we’ve got 25, 26 offices, Mexico, 63 offices around the country, 4,000 agents. So we’re deep into those markets where we are.

I say we’re builders. Our income 12 years ago was $500 million a year. Last year, it was $3.8 billion. We’ve grown at twice the rate of the industry and our average combined ratio is seven points better than North American or international peers. Only one company was either equal or even better in one or two years than us, and that’s this company, Chubb. We are an underwriting company. ACE is dedicated to technical excellence in all areas: underwriting, claims, actuarial, marketing, sales. And in marketing and distribution, we do brokerage. We do agency. We do major direct response to consumers. We make over 100 million phone calls a year in Asia and Latin America, and we even do captive agency. We’ve got 50,000 captive life agents that we’ve grown from dust in Asia. Strategy to us is 10% of the action. Execution is 90%. Our tagline is “can do.” We are a can-do company, and we pride ourselves on that. Sound a lot like Chubb in that regard?

We are a meritocracy, and we believe strongly in diversity. I’m not convinced that we’ve made as much progress in ACE in diversity that I think Chubb has made, and that’s something that I admire, and we covet what we admire. We’re a learning organization, and we say that to ourselves often, and what that means is we strive for constant improvement, but it means something else, that while we’re decent and we’re kind to each other and that is important within our culture, we are very frank and we don’t mistake frankness for rudeness. It’s not. We admit easily what we don’t do well or could do better or where we could improve because there’s no shame in that. We do that openly, and we admire that and put that on a pedestal within our culture. We insist upon it so that all levels of the organization will constantly improve, including me and my office.

We insist upon and we have a level of humility. We are humble people. We’re never bigger than our smallest customer. We’re earnest, and we drive to be open, and as I say, we strive for constant improvement. Another hallmark of the ACE culture is generosity of spirit. We help each other out. People look laterally. They don’t simply do what’s good for their business or good for them. They honest to God think about what’s best for the organization and, by the way, in PMPs, in performance – in the performance system and when we give individuals their performance reviews, we actually note that. How generous are you of spirit? We’re humble. We’re optimistic. ACE is a very optimistic company. We’re youthful. We’re a flat organization. There’s not a lot of layers of management in the company, and the higher you go in the organization, the harder you’re expected to work. We’re in touch with detail. We’re very decision-making oriented, and in our company, decision-making happens very, very rapidly.

Management is close to the action. We’re not remote. We work at 10,000 feet and we work at ground zero every single day, and I’ll tell you what, to win an account, if it’s $50,000 or more, I’ll throw myself out the window myself to win that account.

We’re not afraid to invest. That’s how we build. We’re very entrepreneurial, and were not political. We have a broad risk appetite, and not only are we not afraid to invest, we try a lot of things, and we’re also not afraid to kill what doesn’t work. It’s not working? Okay, we tried it, no shame in that. Let’s move on. If you keep trying to hold onto the things that you’re trying to invest in and you never kill anything that doesn’t work, well, pretty soon you can’t afford to invest, and you ought to be afraid to invest then.

I said that we have complementary skills and businesses and distribution and geographic presence. That’s going to create a global powerhouse. It’s going to be unrivaled in quality. That is the most important thing. I don’t care about size. It’s going to be pretty d**n big, but that’s not really the point. It’s the quality. It will be unrivaled in that regard, and that’s the part that everyone should take such great pride in. We will combine the best of both, and we will invest to enhance, so I’m going to give you a little more detail around all of that.

I know there are some questions, and I’m going to try to answer some of your questions now. Chubb, great agency company. We’re going to preserve the agency culture. We’re going to preserve the agency distribution. We’re going to preserve the branch system.

We’re committed to the agency system, and yes, we’re not going to change the contingent commission system. I’ve been hearing that, like I have got to have – I’ve got to be stupid or I have rocks in my head. No, we’re not going to do that, no change. In fact, we’re committed to enhance and grow it, more product, more customer cohorts, big in middle market, and big in small commercial, great product portfolio. I think we can help and enhance that product portfolio, and again, the branch structure, we’re going to preserve it. We’re not going to change it, and in the urban centers where we have two, one ACE, one Chubb, we’re going to combine the two. Agency and brokerage – ACE is better at brokerage. Chubb is better at agency. We’re going to get the great strengths of both companies in that. We’re going to go with our strengths of each company. In North America, this is like a merger of equals. That’s the way we’re viewing this, and again, ACE is more brokerage.

In the US, personal lines, middle market, small commercial, which is a new area we’re going to invest an awful lot in, we’re going to consolidate those businesses to Whitehouse. I’m learning the difference, Whitehouse and Warren, people are teaching me this. I’m actually very trainable, by the way, and my wife could tell you that.

Training and trainees: both companies are committed to training excellence. It’s something that our industry doesn’t do well. I grew up initially in an agency company called the New Hampshire Insurance Company. I started in 1975, and I was in their agency training program, where I went through every department and did every line of business and learned to rate automobile policies in very small commercial BOP policies.

I know what those formal training programs are like. I know where people really learn the basics about underwriting. In ACE, we’ve been hiring 180 trainees a year. We have trainers in a training program. Guess what? It’s not as good as Chubb’s, and what I can guarantee you, particularly when people do combinations, one of the first things they do when they’re looking to save money is they kill the training programs, or they cut them way back. We’re not going to do that here. For me, I want to celebrate and I want to enhance and I want to use across the organization the training capabilities that have been built by Chubb. It is a hallmark of the company.

Claims service – both companies are committed to claims service. Chubb’s service reputation, which has been particularly earned in the high-net-worth and the middle market where you’re close to customers and you’re handling a very high frequency of losses and most of them are of a less complex nature. You’ve earned a reputation that is unrivaled.

ACE does more large and complex claims, because that’s the nature of the business, and tougher claims in many instances. We will preserve, enhance, and learn from the Chubb claims practices and organization. We’re committed to great service, which is one of the reasons why we decided to take the Chubb name, that we would do that. It represents quality, and it represents a sign of respect and appreciation for what the company is all about. I don’t know any other way to show respect to somebody to begin with than to say we’re going to take your name. Do you think for a minute that that idea goes down well inside ACE? Do you think they all are uplifted by that? No, they’re offended by it. They wonder if I have lost my mind in the first instance. ACE is a highly successful company. You can’t get away from that, and yet, as I say, we’re humble, but we’re proud of what we’ve built.

That has made it difficult for people, and I’ve had to have a long conversation and an ongoing conversation about name versus your culture and versus who you are and that it’s best we separate it, because I think taking the Chubb name, the brand represents quality, and it represents a culture which I myself will be proud to be associated with.

I talked about in North America the products and the distribution of Chubb. In North America, ACE is large account, upper middle market, and the wholesale business, and that will move towards and consolidate those businesses towards ACE. The product structure. We both have a profit center structure, and it is gratifying and it was one of the things I can tell you last week that everybody was very relieved to discover that we each believed in the integrity of product line profit and loss. No loss. Profit. And product line accountability. We’re very similar in how we view that. And so, the integrity of that—there won’t be a change. There will be leaders of large within product lines versus middle and small and that will be true of each product area. How we manage it and what it will look like going forward in detail, that will unfold in the future.

The integration is not going to be easy. I’m not going to sugar coat it. I’m not going to insult people by saying that, but the one thing I said to you twice already, and I’m going to say again, this is about growth. If this was simply about expense efficiency, than it makes no sense. It’s about growth, and it’s about efficiency, and it’s about improving our competitive profile, and it’s efficiency also that gives us a license and a flexibility to invest and grow and expand the combined organization. That’s what it’s about, and it’s about greater good, which I’m going to come back to.

The integration in North America, as I said, is going to be more like a merger of equals. Large account and wholesale versus personal lines, middle market, and the branch ops. We’re going to go with each strength, and that’s just common sense to me. We’re going to pick the best of breed. In management there isn’t going to be ACE lording over Chubb, nor Chubb lording over ACE. It’s a merger of equals in that way.

Management talent on both is equal, and I as I get to know your management, what I can see is ACE management isn’t any stronger. They’re not any weaker. There’s peers. There’s partners. There’s room for both to grow. There’s going to be a lot of room for employees to grow because the opportunity that the combined organization is going to present because we’re going to invest, because we’re going to grow, is simply enormous. And by the way, just look at the size and the scale, the vastness, and when you start imagining roles and positions, it has a lot of room for an awful lot of talent. It requires it at all levels, and we’re going to mix both. We’re not going to end up stapling the two organizations together. That’s a mistake. That’s not integrating and creating a new Chubb that is the best of Chubb and the best of ACE combined and the character of that. That’s what we’re all on a journey to do, and as you look less over your shoulder at the past and you look forward at the future, that’s an exciting thought.

Again, leadership will be equal in both. In North America; ACE will not be over Chubb. International, home office, back office – we’re going to fold them into one. That, there is no way for me to say it other than plainly to you. It’s obvious. You’re not going to end up with two home offices, you’re not going to end up with two of all support functions, you’re going to have one; and internationally we are going to fold the Chubb organization in the various countries into the ACE operations. And when we eliminate duplication at the same time we’re going to engineer for efficiency and for elegance. When you’re doing it, take full advantage of the opportunity in front of you.

Employee benefits. I know that’s on people’s minds. At least through 2016 you maintain your exact same benefits. Your exact same benefit structure. It won’t change. We will become one company, and so ultimately, there’s going to be one structure of employee benefits. You can’t have two classes of employees with different benefit structure. It doesn’t make any sense. So, in the future, in an orderly way, in a respectful way, we’re going to end up combining the benefit structure of the two companies. However, ACE employees are not slaves. They are of free will. We treat our employees well. They like our company. They’re people like you, and they have families. So trust me, we’re not out to screw people on employee benefits. It’s not what it’s about.

Culture integration. I mention this because it’s something I focus a lot on. As I said to you, we’ve done 15 acquisitions in our history, and it’s very easy – easy is maybe the wrong word. It’s straightforward integrating functions and putting them together, whether it’s a line of business or it’s a support service. The hardest part is integrating cultures and paying attention to those norms of behavior that people share in common and that they prize about their organization. That’s culture, and how we communicate, how we think about that, how we articulate that and the process we all go through, which takes time – I don’t kid myself about that, it will take us time to form one culture, but the way to do that is to pay attention to it, give great respect to it, recognize it, and help people through that journey of it. And by the way, talk about it. And again, we’re frank. There’s no subject that can’t be discussed, and we will talk about it, but we’re going to pay attention to cultural integration.

I did mention certainty and that we will announce management structure – senior, mid, field, profit centers, as we know it and as quickly as we can and as much as lawyers allow us to do that, and lawyers have something to say in all of this.

There is going to be a rewarding, appropriate position for the vast majority of employees of both companies without a doubt. It will provide an opportunity for growth, for personal advancement, an ability to serve the company doing what you do well. Senior management of both companies, again, will select the best of breed. Wherever there is overlap, we will treat all employees with respect, with decency, and fairness.

Looking forward is what it’s about. I know there’s all kinds of emotion flying. I know there’s resentment. I know there’s anger. I know there’s uneasiness. In some, there’s even fear, but at some point, you guys have to make a decision about your company, and you’ve got to make it soon. Don’t wallow. Be a part of this journey. Take what we are creating and help build it. Improve upon and preserve it. Be a part of the history and the future of this. I’m a part. I am honored to serve in my role and what I do. You should know that. I never find it a burden, and on the day I find it a burden is the day I’ll step aside because it is an honor and it humbles me often, and I feel a responsibility. As we come together, I feel a responsibility to all of you. And I feel a responsibility to the greater good every day and that what we create creates more opportunity for people.

I’m going to tell you one small vignette. ACE bought Cigna in 1999. Cigna was not Chubb. Cigna was a broken company. It was a loss-making company, and 500 people bought 5,000, roughly. We laid off a couple thousand people, and so we started out with three or four thousand. Today that company in North America has 11,000 people. It is a tax payer in the United States – makes a substantial profit, serves a lot of customers, has created a lot of employment and a great future for a lot of people, has served as the well head for what we could create around the world and all the employment for both employees, agents, and serving customers in so many areas, and that’s what I mean when I say the greater good.

Right now – and by the way at the end of the day, you should know this. This is how I think about things. I am accountable to all of you. I’m not simply accountable to shareholders or a board of directors. I’m accountable to employees. Employees are accountable to me, and I’m accountable to them.

Right now you have customers and partners to serve. You have business to do. You need to defend yourselves against every competitor including ACE. Competitors want to come after people. Listen, if somebody announced this and it was another company was announcing a merger like this, let me tell you, in less than two hours I’d have my senior leadership in, and I’m a predator, and we’d be talking about how we can get people and how we can get business. Well, you have to know there’s a lot of predators out there right now. They want to take people and they want to take business, and I know that and you know that. You can’t let them take advantage of your uncertainty. You’re a great company, and you’re proud, and you have a home to defend. So, you know, frankly, don’t be internal looking about this. You’ll damage your own organization. Defend it. Be energized. And don’t let anyone in your house. Be proud of it, and that includes ACE because we’re still competitors until we close.

With that, let me stop, and I’ll take any questions.

MARK GREENBERG: Thank you, Evan. As you all know, last week we set up an email mailbox AcquisitionInquiries@Chubb.com to enable employees worldwide to submit questions for Evan. There were more than 150 questions submitted. Because of limited time, we went through the questions and chose those that were the most frequently asked and those that were most relevant to the most employees.

Unfortunately, for me, I feel like the guy at Colosseum who had his head chopped off. I was not privy to what you were going to say, and you answered most of the questions.

Our first question was how would you contrast the Chubb culture with the ACE culture? What are the similarities? What are the differences? How do you see the cultures merge in the new entity? I think that you’ve covered that pretty well.

EVAN GREENBERG: Thank you. Don’t make me say it again.

MARK GREENBERG: The second question was what is the timetable for the integration process? How soon will employees be notified whether or not they will retain their jobs in the new company?

EVAN GREENBERG: That certainty will unfold as rapidly as we can do it. I can’t give you an exact moment. What I can tell you is you start at the top. First thing you want to know is who are the leaders? How is it going to be structured? I gave you a sense of structure, and as far as leadership, we will begin cascading down in leadership very quickly – could be within days that we’ll begin to give certainty about that, and we will cascade down within units as fast as we can. There’s a lot of integration planning that has to go on, as you can imagine, at every work stream, and so as we have clarity around a work stream, around a business, around a profit center, and to the extent that we’re legally allowed to do it, we will communicate as much certainty as we can, as rapidly as we can. It is so front of my mind and of both management teams that certainty creates stability, and we know that.

MARK GREENBERG: Next question is, are you doing anything to stem a brain drain whereby the most marketable employees at Chubb might leave without waiting to find out if they have a role in the merged company? Is there a retention plan? Would you describe it?

EVAN GREENBERG: Yes. We’re working on a retention plan, and it’s a retention plan that, first of all, starts with giving people certainty and because there’s no such thing as a retention plan, really, if you don’t have certainty, what are you telling somebody? I prize you. You’re great. You do a great job, and you’re going to love the role you’re going to have going forward, and that’s the kind of retention and certainty in particular we’re working on. It is true we’re going to eliminate duplication. Then we think of retention differently, and that is retention that will be thought of to encourage people to stay and help through the transition and treat them well, but again, it starts with certainty. So, retention is about giving people and giving ourselves certainty and clarity, and we’ll do that.

MARK GREENBERG: My next question was also answered. Do you regard our local presence through our branch network as essential to the strength of our agency platform which you have said was one of the attractions of Chubb? Do you envision our branch network remaining intact? I think you’ve answered that.

EVAN GREENBERG: Yes. I can only – I’ll use one word. Yes.

MARK GREENBERG: Right. That’s a good answer.

EVAN GREENBERG: I mean, that’s an unambiguous. If I go any further, I start adding ambiguity. There’s none.

MARK GREENBERG: Okay. The next question is about how would you compare ACE’s claim philosophy to Chubb’s? Which will survive? You touched on that. Would you like to elaborate on it? We notice that none of the communications in connection with the transaction mentioned claims service.

EVAN GREENBERG: I think that there is – I think the way the question is framed if you answer it directly, it’s a head fake. It’s like – it’s in essence saying one is committed to claims service and good claims service and the other is not really, and so which one are you going to choose?

MARK GREENBERG: It’s a “have you stopped beating your wife” type of question?

EVAN GREENBERG: Yeah. A little bit like that. If you saw my wife, you know I’d never beat my wife. Both companies – I went through it – are committed to claims service, care about that. Chubb has built a claims organization that is very close to the customer. Chubb has a reputation born particularly out of high-net-worth and the middle market and frequency claims that is just stellar. We will do nothing to damage that, and ACE will learn from that, but ACE – you know, make no bones about it – we get good marks for our claims service, and we’re seriously committed to claims service. So, I think maybe that’s – I’m answering it a little differently, but I think that’s the answer.

MARK GREENBERG: Thank you. Both companies derive a substantial portion of their income from their investment portfolios. How would you compare the investment portfolio and philosophy of ACE with Chubb’s?

EVAN GREENBERG: Very simple. ACE – both are in essence bond portfolios and high quality bond portfolios. Both operate at a relatively short duration and are pretty well diversified in their management philosophy of it. The difference between both organizations is ACE outsources its investments, though with a very active management over those, to managers outside the company, and it’s a longer answer. We don’t run the money ourselves inside, but we can survey every trade of every manager every day in real time, and we do. We set up the strategy. Managers execute against it. We’re going to maintain that philosophy.

MARK GREENBERG: Okay. The last question that we had was Chubb has gained some renown for its progressive diversity policies. In your view, how does ACE compare, and do you anticipate that the merged company will maintain Chubb’s level of commitment in this area? You have covered that. If you’d like to say anything more on that?

EVAN GREENBERG: No. I think I’ve covered it, and it’s a little – again, like you know, when did you stop beating your wife in this? So, I – you know, I got that.

MARK GREENBERG: Okay. Well, there were many questions about compensation, benefits, pension, and work place flexibility, but most of them were very specific and very personal in nature and cannot be answered in a forum like this. Some of the questions on those subjects are covered in the frequently asked questions that we posted last week or else in some cases decisions have not yet been made. We will continue to communicate with our employees when we have more information.

Thank you very much, Evan, for taking the time to address us today and thank you all for joining the meeting and the webcast.

EVAN GREENBERG: Thank you all for having me.

(END)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Chubb by ACE, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of ACE and Chubb. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where ACE and Chubb do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which ACE and Chubb operate; judicial or regulatory judgments and legal proceedings; ACE’s ability to complete the acquisition and integration of Chubb successfully; and other factors that may affect future results of ACE and Chubb.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in ACE’s 2014 Annual Report on Form 10-K and Chubb’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, ACE will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of ACE and Chubb, and a Prospectus of ACE, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving ACE and Chubb will be submitted to ACE and Chubb shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ACE AND CHUBB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE

TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about ACE and Chubb, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ACE Limited, 17 Woodbourne Avenue, Hamilton, HM08, Bermuda, Attention: Investor Relations, 441-299-9283, or to The Chubb Corporation, 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061, Attention: Investor Relations, 908-903-2365.

PARTICIPANTS IN THE SOLICITATION

ACE, Chubb, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ACE’s directors and executive officers is available in ACE’s proxy statement for its 2015 Annual General Meeting of Shareholders filed with the SEC on April 8, 2015. Information regarding Chubb’s directors and executive officers is available in Chubb’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.